Exhibit 99.4

ASML - Summary IFRS Consolidated Income Statement 1,2

	Three months ended,		Six months ended,
(in millions EUR)	Jul 1, 2012	Jun 26, 2011	Jul 1, 2012	Jun 26, 2011

Net system sales	984.8	1,333.6	2,034.8	2,618.0
Net service and field option sales	242.9	195.8	444.8	363.6
Total net sales	1,227.7	1,529.4	2,479.6	2,981.6

Total cost of sales	714.1	868.4	1,469.0	1,696.2
Gross profit	513.6	661.0	1,010.6	1,285.4

Research and development costs	72.4	130.6	150.2	258.4
Selling, general and administrative costs	50.8	49.6	107.2	104.8
Operating income	390.4	480.8	753.2	922.2

Interest income (expense), net	0.9	2.3	(1.1)	0.7
Income before income taxes	391.3	483.1	752.1	922.9

Provision for income taxes	(49.8)	(61.3)	(93.2)	(96.0)
Net income	341.5	421.8	658.9	826.9

ASML - Summary IFRS Consolidated Statement of Financial Position 1,2

(in millions EUR)	Jul 1, 2012	Dec 31, 2011

ASSETS
Property, plant and equipment	1,169.2	1,053.6
Goodwill	159.5	155.1
Other intangible assets	357.0	268.0
Deferred tax assets	213.2	212.3
Derivative financial instruments	81.4	92.5
Other assets	205.7	211.1
Total non-current assets	2,186.0	1,992.6

Inventories	1,737.5	1,632.7
Current tax assets	23.6	32.1
Derivative financial instruments	30.0	33.8
Finance receivables	122.3	78.9
Accounts receivable	631.7	880.6
Other assets	179.4	176.7
Short-term investments	850.0	—
Cash and cash equivalents	1,851.8	2,731.8
Total current assets	5,426.3	5,566.6

Total assets	7,612.3	7,559.2

EQUITY AND LIABILITIES
Equity	3,959.0	3,719.8

Long-term debt	738.5	730.1
Derivative financial instruments	3.4	3.2
Deferred and other tax liabilities	239.6	203.4
Provisions	9.5	10.0
Accrued and other liabilities	587.5	659.9
Total non-current liabilities	1,578.5	1,606.6

Provisions	2.4	2.3
Derivative financial instruments	11.9	37.1
Current portion of long-term debt	2.6	2.6
Current and other tax liabilities	12.6	15.0
Accrued and other liabilities	1,699.0	1,731.5
Accounts payable	346.3	444.3
Total current liabilities	2,074.8	2,232.8

Total equity and liabilities	7,612.3	7,559.2

ASML - Summary IFRS Consolidated Statement of Cash Flows 1,2

	Three months ended,		Six months ended,
(in millions EUR)	Jul 1, 2012	Jun 26, 2011	Jul 1, 2012	Jun 26, 2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	341.5	421.8	658.9	826.9

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	82.5	70.7	157.4	138.2
Impairment	1.1	0.3	1.1	0.6
Loss on disposal of property, plant and equipment	1.2	1.5	1.5	1.9
Share-based payments	4.4	1.8	8.8	4.8
Provision for doubtful receivables	0.1	—	0.3	1.2
Provision for obsolete inventory	42.6	9.4	61.7	13.5
Deferred income taxes	3.4	(1.6)	34.8	25.2
Changes in assets and liabilities	(330.5)	9.5	(314.9)	619.3

Net cash provided by operating activities	146.3	513.4	609.6	1,631.6

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(38.8)	(60.7)	(86.0)	(127.4)
Purchase of intangible assets	(72.2)	(14.1)	(143.1)	(31.7)
Purchase of available for sale securities	(850.0)	—	(850.0)	—

Net cash used in investing activities	(961.0)	(74.8)	(1,079.1)	(159.1)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(188.9)	(172.6)	(188.9)	(172.6)
Purchase of shares	(108.8)	(223.2)	(244.5)	(365.7)
Net proceeds from issuance of shares	4.2	2.5	20.5	23.6
Deposits from customers	—	—	—	(150.0)
Repayment of debt	(0.7)	(0.7)	(1.4)	(1.3)

Net cash used in financing activities	(294.2)	(394.0)	(414.3)	(666.0)

Net cash flows	(1,108.9)	44.6	(883.8)	806.5

Effect of changes in currency rates on cash	7.3	(2.0)	3.8	(14.2)

Net increase (decrease) in cash and cash equivalents	(1,101.6)	42.6	(880.0)	792.3

ASML - Quarterly Summary IFRS Consolidated Income Statement 1,2

	Three months ended,
(in millions EUR)	Jul 1, 2012	Apr 1, 2012	Dec 31, 2011	Sep 25, 2011	Jun 26, 2011

Net system sales	984.8	1,050.0	992.7	1,273.2	1,333.6
Net service and field option sales	242.9	201.9	218.2	185.3	195.8

Total net sales	1,227.7	1,251.9	1,210.9	1,458.5	1,529.4

Total cost of sales	714.1	754.9	730.2	872.9	868.4

Gross profit	513.6	497.0	480.7	585.6	661.0

Research and development costs	72.4	77.8	99.5	134.2	130.6
Selling, general and administrative costs	50.8	56.4	56.6	54.7	49.6

Operating income	390.4	362.8	324.6	396.7	480.8

Interest income (expense), net	0.9	(2.0)	14.8	1.8	2.3

Income before income taxes	391.3	360.8	339.4	398.5	483.1

Provision for income taxes	(49.8)	(43.4)	(22.4)	(48.4)	(61.3)

Net income	341.5	317.4	317.0	350.1	421.8

ASML - Quarterly Summary IFRS Consolidated Statement of Financial Position 1,2

(in millions EUR)	Jul 1, 2012	Apr 1, 2012	Dec 31, 2011	Sep 25, 2011	Jun 26, 2011

ASSETS
Property, plant and equipment	1,169.2	1,124.6	1,053.6	1,060.3	960.2
Goodwill	159.5	150.3	155.1	147.9	140.7
Other intangible assets	357.0	310.3	268.0	236.3	247.3
Deferred tax assets	213.2	204.0	212.3	228.6	247.8
Derivative financial instruments	81.4	102.5	92.5	82.8	49.5
Other assets	205.7	212.0	211.1	161.8	161.0

Total non-current assets	2,186.0	2,103.7	1,992.6	1,917.7	1,806.5

Inventories	1,737.5	1,614.8	1,632.7	1,460.0	1,616.7
Current tax assets	23.6	15.6	32.1	1.0	1.0
Derivative financial instruments	30.0	41.6	33.8	28.0	32.3
Finance receivables	122.3	78.8	78.9	116.2	61.9
Accounts receivable	631.7	761.2	880.6	811.8	895.1
Other assets	179.4	165.7	176.7	194.5	183.8
Short-term investments	850.0	—	—	—	—
Cash and cash equivalents	1,851.8	2,953.4	2,731.8	2,838.1	2,742.1

Total current assets	5,426.3	5,631.1	5,566.6	5,449.6	5,532.9

Total assets	7,612.3	7,734.8	7,559.2	7,367.3	7,339.4

EQUITY AND LIABILITIES
Equity	3,959.0	3,920.9	3,719.8	3,523.4	3,353.3

Long-term debt	738.5	733.3	730.1	729.3	701.7
Derivative financial instruments	3.4	3.3	3.2	3.1	1.9
Deferred and other tax liabilities	239.6	224.1	203.4	209.0	211.0
Provisions	9.5	9.4	10.0	10.1	10.1
Accrued and other liabilities	587.5	752.4	659.9	861.5	831.9

Total non-current liabilities	1,578.5	1,722.5	1,606.6	1,813.0	1,756.6

Provisions	2.4	2.3	2.3	2.2	2.1
Derivative financial instruments	11.9	2.7	37.1	29.0	6.7
Current portion of long-term debt	2.6	2.6	2.6	2.6	2.6
Current and other tax liabilities	12.6	7.6	15.0	39.9	84.8
Accrued and other liabilities	1,699.0	1,561.1	1,731.5	1,437.2	1,509.0
Accounts payable	346.3	515.1	444.3	520.0	624.3

Total current liabilities	2,074.8	2,091.4	2,232.8	2,030.9	2,229.5

Total equity and liabilities	7,612.3	7,734.8	7,559.2	7,367.3	7,339.4

ASML - Quarterly Summary IFRS Consolidated Statement of Cash Flows 1,2

	Three months ended,
(in millions EUR)	Jul 1, 2012	Apr 1, 2012	Dec 31, 2011	Sep 25, 2011	Jun 26, 2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	341.5	317.4	317.0	350.1	421.8

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	82.5	74.9	59.3	68.6	70.7
Impairment	1.1	—	2.5	9.2	0.3
Loss on disposal of property, plant and equipment	1.2	0.3	1.2	0.3	1.5
Share-based payments	4.4	4.4	3.6	4.0	1.8
Provision for doubtful receivables	0.1	0.2	0.5	(0.9)	—
Provision for obsolete inventory	42.6	19.1	18.3	14.2	9.4
Deferred income taxes	3.4	31.4	27.8	(2.4)	(1.6)
Changes in assets and liabilities	(330.5)	15.6	(247.0)	(89.4)	9.5

Net cash provided by operating activities	146.3	463.3	183.2	353.7	513.4

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(38.8)	(47.2)	(93.8)	(79.8)	(60.7)
Purchase of intangible assets	(72.2)	(70.9)	(50.8)	(15.5)	(14.1)
Purchase of available for sale securities	(850.0)	—	—	—	—

Net cash used in investing activities	(961.0)	(118.1)	(144.6)	(95.3)	(74.8)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(188.9)	—	—	—	(172.6)
Purchase of shares	(108.8)	(135.7)	(161.1)	(173.7)	(223.2)
Net proceeds from issuance of shares	4.2	16.3	8.0	2.5	2.5
Repayment of debt	(0.7)	(0.7)	(0.7)	(0.6)	(0.7)

Net cash used in financing activities	(294.2)	(120.1)	(153.8)	(171.8)	(394.0)

Net cash flows	(1,108.9)	225.1	(115.2)	86.6	44.6

Effect of changes in currency rates on cash	7.3	(3.5)	8.9	9.4	(2.0)

Net increase (decrease) in cash and cash equivalents	(1,101.6)	221.6	(106.3)	96.0	42.6

ASML - Notes to the Summary IFRS Consolidated Financial Statements

Basis of Presentation

ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU – accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included in the summary consolidated financial statements. Unless stated otherwise, the accompanying consolidated financial statements are stated in millions of euros (‘EUR’).

For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.

Principles of consolidation

The consolidated financial statements include the financial statements of ASML Holding N.V. and its subsidiaries and the special purpose entities over which ASML has control (together referred to as “ASML” or the “Company”). Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.

Use of estimates

The preparation of ASML’s consolidated financial statements in conformity with IFRS as adopted by the EU requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the dates of the statement of financial position and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates.

Recognition of revenues

In general, ASML recognizes the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.

The main portion of ASML’s revenue is derived from contractual arrangements with its customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and prepaid extended and enhanced (optic) warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

Foreign currency risk management

The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.

It is the Company’s policy to hedge material transaction exposures, such as forecasted sales and purchase transactions and accounts receivable and payable. The Company hedges these exposures through the use of foreign exchange contracts.

As of July 1, 2012, equity includes EUR 4.1 million loss (net of taxes: EUR 3.6 million loss; December 31, 2011: EUR 4.4 million loss) representing the total anticipated loss to be charged to sales, and EUR 3.1 million gain (net of taxes: EUR 2.8 million gain; December 31, 2011: EUR 10.3 million gain) to be released to cost of sales, which will offset the EUR equivalent of foreign currency denominated forecasted sales and purchase transactions.

ASML – Reconciliation U.S. GAAP – IFRS 1,2

Net income

	Three months ended,		Six months ended,
(in millions EUR)	Jul 1, 2012	Jun 26, 2011	Jul 1, 2012	Jun 26, 2011
Net income based on U.S. GAAP	291.9	432.1	573.9	827.1
Development expenditures (see Note 1)	39.6	(12.2)	74.7	(19.4)
Share-based payments (see Note 2)	0.2	0.1	0.2	(0.2)
Reversal of write-downs (see Note 3)	7.9	(0.2)	7.2	3.0
Income taxes (see Note 4)	1.9	2.0	2.9	16.4

Net income based on IFRS	341.5	421.8	658.9	826.9

Shareholders’ equity

(in millions EUR)	Jul 1, 2012	Apr 1, 2012	Dec 31, 2011	Sep 25, 2011	Jun 26, 2011
Shareholders’ equity based on U.S. GAAP	3,595.5	3,612.0	3,444.2	3,284.2	3,109.4
Development expenditures (see Note 1)	308.7	267.3	233.0	205.8	213.5
Share-based payments (see Note 2)	4.0	3.7	2.7	1.1	4.2
Reversal of write-downs (see Note 3)	14.4	6.5	7.2	3.8	5.6
Income taxes (see Note 4)	36.4	31.4	32.7	28.5	20.6

Equity based on IFRS	3,959.0	3,920.9	3,719.8	3,523.4	3,353.3

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Development expenditures

Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Note 2 Share-based Payments

Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in the Company’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.

As of January 1, 2006, ASML applies ASC 718 “Compensation- Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as the Company recognizes compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in the Company’s share price do not affect the deferred tax asset recorded in the Company’s financial statements.

Note 3 Reversal of write-downs

Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.

Under U.S. GAAP, ASML applies ASC 330 “Inventory”. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.

Note 4 Income taxes

Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, including expected sales trends, expected shipments of tools, productivity of our tools, purchase commitments, IC unit demand, financial results, expected gross margin and expenses, statements about our co-investment program including potential funding commitments in connection with that program and statements about our buy-back program. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, risks associated with our co-investment program, including whether shareholder approval of the Second Issuance and the synthetic buyback at the EGM will be obtained, receipt of regulatory approvals, whether other customers will participate in the program, whether the 450mm and EUV research and development programs will be successful, ASML’s ability to hire additional workers as part of the 450mm and EUV programs described in this release and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	These financial statements are unaudited.
[2]	Numbers have been rounded.